Filed Pursuant to Rule 433

Registration Nos. 333-231716 and 333-231716-01

September 17, 2020

PARTNERRE FINANCE B LLC

Pricing Term Sheet

$500,000,000 4.500% Fixed-Rate Reset Junior Subordinated Notes due 2050

Fully and Unconditionally Guaranteed on a Junior Subordinated Basis by

PARTNERRE LTD.

This term sheet should be read together with PartnerRe Finance B LLC’s preliminary prospectus supplement dated September 15, 2020 to the prospectus dated June 6, 2019.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	PartnerRe Finance B LLC
Guarantor:	PartnerRe Ltd.
Guarantee:	Fully and unconditionally guaranteed on an unsecured, junior subordinated basis by PartnerRe Ltd.
Anticipated Ratings: (S&P / Moody’s)*:	BBB / Baa1
Ratings Outlooks: (S&P / Moody’s)*:	Negative / Stable
Title of Securities:	4.500% Fixed-Rate Reset Junior Subordinated Notes due 2050
Security Type:	SEC Registered
Trade Date:	September 17, 2020
Settlement Date**:	September 22, 2020 (T+3)
Subordination & Ranking:

The Notes will be unsecured junior subordinated obligations of PartnerRe Finance B LLC, ranking junior in right of payment to all outstanding and future senior debt of PartnerRe Finance B LLC.  The PartnerRe Ltd. guarantee will be unsecured junior subordinated obligations of PartnerRe Ltd., ranking junior in right of payment to all outstanding and future senior debt of PartnerRe Ltd.  See “Description of the Notes and the Guarantees—Ranking” and “—Subordination” in the preliminary prospectus supplement.

Final Maturity Date:

Unless the Notes are redeemed prior to maturity, the Notes will mature, and the principal amount of the Notes will become payable on the Final Maturity Date.

The “Final Maturity Date” means (1) October 1, 2050 (the “Scheduled Maturity Date”), if, on the Scheduled Maturity Date, the BMA Redemption Requirements are satisfied, or (2) otherwise, following the Scheduled Maturity Date, the earlier of (a) the date falling ten business days after the BMA Redemption Requirements are satisfied and would continue to be satisfied if such payment were made and (b) the date on which a Winding-Up of PartnerRe Finance B LLC or PartnerRe Ltd. occurs.

Interest Payment Dates:	April 1 and October 1 of each year, commencing on April 1, 2021
Principal Amount:	$500,000,000

Public Offering Price:	100% of the principal amount, plus accrued interest, if any, from September 22, 2020, if settlement occurs after that date.
Net Proceeds after Underwriting Discount and before Expenses:	$495,000,000
Day Count Convention:	30 / 360
First Reset Date:	October 1, 2030
Interest Rate:

The Notes will bear interest (i) from the date of original issue to, but excluding, the First Reset Date at the fixed rate of 4.500% per annum and (ii) from, and including, the First Reset Date, during each Reset Period, at a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date plus 3.815% to be reset on each Reset Date.

Optional Interest Deferral:

So long as no event of default has occurred and is continuing, PartnerRe Finance B LLC and PartnerRe Ltd. have the right, at one or more times, to defer payment of interest on the Notes for one or more consecutive interest periods that do not exceed five years from the date of commencement of the Optional Deferral Period; provided that, in the event that a failure to defer payment of interest on the Notes at the conclusion of such five-year period would cause PartnerRe Finance B LLC or PartnerRe Ltd. to breach the terms of the indenture governing the Junior Subordinated Capital Efficient Notes due 2066 issued by PartnerRe Finance II Inc., or PartnerRe Ltd.’s guarantees thereof, that Optional Deferral Period may be extended until the earlier of the date on which payments of interest on the Notes would no longer result in such breach and ten years from the date of commencement of the Optional Deferral Period. At the end of an Optional Deferral Period, PartnerRe Finance B LLC or PartnerRe Ltd. must pay all Arrears of Interest arising from such Optional Deferral Period. If PartnerRe Finance B LLC or PartnerRe Ltd. has paid all accrued and unpaid interest on the Notes, including compounded interest on such deferred amounts, PartnerRe Finance B LLC and PartnerRe Ltd. can again optionally defer interest payments on the Notes.  See “Description of the Notes and the Guarantees—Interest—Optional Deferral of Interest Payments” in the preliminary prospectus supplement.

Mandatory Interest Deferral:

If, as of any interest payment date, a Mandatory Deferral Event has occurred and is continuing, PartnerRe Finance B LLC and PartnerRe Ltd. will be required to defer payment of all (and not less than all) of the interest accrued on the Notes as of such interest payment date.  See “Description of the Notes and the Guarantees—Interest—Mandatory Deferral of Interest Payments” in the preliminary prospectus supplement.

Arrears of Interest:

Any interest in respect of the Notes not paid on an interest payment date, so long as such interest remains unpaid, will constitute Arrears of Interest and will be subject to the provisions described under “Description of the Notes and the Guarantees—Interest—Arrears of Interest” in the preliminary prospectus supplement.

Redemption Provisions:

The Notes will be redeemable, at PartnerRe Finance B LLC’s option (subject to the BMA Redemption Requirements), in whole or in part, at any time during any Par Call Period, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest (including any Arrears of Interest), if any, on such Notes to, but excluding, such redemption date.

A “Par Call Period” means the period from, and including, April 1 of each year in which there is a Reset Date to, and including, October 1 of such year.

At any time not during a Par Call Period, the Notes will be redeemable, at PartnerRe Finance B LLC’s option (subject to the BMA Redemption Requirements), in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (not including any portion of such payments of interest accrued as of such redemption date) that would be due if the Notes matured on the first day of the next Par Call Period, discounted to such redemption date on a semi-annual basis (assuming a 360-day year comprising twelve 30-day months) at the Treasury Rate, plus 50 basis points; plus, in each case, accrued and unpaid interest (including any Arrears of Interest), if any, on such Notes to, but excluding, such redemption date.

In addition, the Notes will be redeemable, at PartnerRe Finance B LLC’s option (subject to the BMA Redemption Requirements), in whole but not in part, at any time, (i) (a) within 90 days of the date on which PartnerRe Finance B LLC has reasonably determined that a Capital Disqualification Event has occurred or (b) after the occurrence of a Tax Event, in each case at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus accrued and unpaid interest (including any Arrears of Interest), if any, on such Notes to, but excluding, such redemption date, and (ii) within 90 days after the occurrence of a Rating Agency Event, at a redemption price equal to 102% of the aggregate principal amount of the Notes to be redeemed, plus accrued and unpaid interest (including any Arrears of Interest), if any, on such Notes to, but excluding, such redemption date.  See “Description of the Notes and the Guarantees—Optional Redemption—Optional Redemption upon a Capital Disqualification Event,” “—Optional Redemption upon a Tax Event” and “—Optional Redemption upon a Rating Agency Event” in the preliminary prospectus supplement.

Conditions to Redemption and Repayment:

(i) Prior to October 1, 2025, the Notes may be redeemed only with BMA Approval and (ii) the Notes may not be redeemed at any time or repaid prior to the Final Maturity Date if the Enhanced Capital Requirement would be breached immediately before or after giving effect to such redemption or repayment of the Notes, unless, in the case of each of clause (i) and (ii) PartnerRe Ltd., PartnerRe Finance B LLC or another subsidiary of PartnerRe Ltd. replaces the capital represented by the Notes to be redeemed or repaid with capital having equal or better capital treatment as the Notes under the Group Rules.  See “Description of the Notes and the Guarantees—Conditions to Redemption and Repayment” in the preliminary prospectus supplement.

Variation and Substitution:

If a Capital Disqualification Event, Rating Agency Event or Tax Event occurs, PartnerRe Finance B LLC may, as an alternative to redemption of the Notes, at any time, without the consent of any holder, vary any term or condition of the Notes or substitute all (but not less than all) of the Notes for other notes, so that the varied Notes or substituted notes, as the case may be, constitute Qualifying Equivalent Securities.  See “Description of the Notes and the Guarantees—Variation and Substitution” in the preliminary prospectus supplement.

CUSIP / ISIN:	70213B AC5 / US70213BAC54
Joint Book-Running Managers:	Wells Fargo Securities, LLC Barclays Capital Inc. BofA Securities, Inc.
Co-Managers:	BMO Capital Markets Corp. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC nabSecurities, LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.  An explanation of the significance of ratings may be obtained from the ratings agencies.  Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate.  Each of the expected securities ratings above should be evaluated independently of any other securities rating.

** It is expected that delivery of the Notes will be made to investors on or about September 22, 2020, which will be the third business day following the date of pricing of the Notes (such settlement being referred to as “T+3”).  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to a trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement, and should consult with their own advisors.

The issuer and the guarantor have filed a registration statement (including a preliminary prospectus supplement and a prospectus) (Registration Nos. 333-231716 and 333-231716-01) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement for this offering and any other documents the issuer or the guarantor has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, the guarantor any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling (i) Wells Fargo Securities, LLC toll-free at 1-800-645-3751 (or by emailing wfscustomerservice@wellsfargo.com), (ii) Barclays Capital Inc. toll-free at 1-888-603-5847 (or by emailing barclaysprospectus@broadridge.com) or (ii) BofA Securities, Inc. toll free at 1-800-294-1322 (or by emailing dg.prospectus_requests@bofa.com).